UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 14, 2003



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes ..... No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE


                                      INDEX

Description

1.  Press release dated October 14, 2003  -  Holding(s) in Company


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of company

     BUNZL PLC


2.   Name of shareholder having a major interest

     BARCLAYS PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


         REGISTERED HOLDER             ACCOUNT DESIGNATION   NO. OF SHARES

    ALMIXFTTL-18408-CHASE MANHATTA          ALMIXFTT             58,333
    ASUKEXTTL-20947 CHASE MANHATTA          ASUKEXTT           1,560,101
            BANK OF IRELAND                 BNX009IE            126,134
    BARCLAYS CAPITAL NOMINEES LIMI                              202,216
         BARCLAYS TRUST CO R69                                   9,330
    BLENTPUKQ-16345-CHASE MANHATTA          BLENTPUK             15,361
    BLEQFDUKQ-16331-CHASE MANHATTA          BLEOFDUK            113,870
    BLEQPTUKQ-16341-CHASE MANHATTA          BLEOPTUK            290,592
    BLINTNUKQ-16338-CHASE NOMINEES          BLINTNUK             30,016
    BLINTPUKQ-16342-CHASE MANHATTA          BLINTPUK             54,172
    BLUKINTTL-16400-CHASE MANHATTA          BLUKINTT           4,571,348
     BOSTON SAFE DEPOSIT AND TRUST           591668              97,407
         CHASE MANHATTAN BANK                500227            2,118,705
         CHASE MANHATTAN BANK                502872             759,174
         CHASE MANHATTAN BANK                508068             199,890
         CHASE MANHATTAN BANK                527191            1,037,492
         CHASE MANHATTAN BANK                536747             224,212
         CHASE MANHATTAN BANK                552942             215,845
         CHASE MANHATTAN BANK                585439              7,846
    CHATRKTTL-16376-CHASE MANHATTA          CHATRKTT            220,916
    CITIBANK, N.A. (UNITED STATES)           597367              51,837
      INVESTORS BANK AND TRUST CO            428169              43,450
      INVESTORS BANK AND TRUST CO            555879              9,965
      INVESTORS BANK AND TRUST CO            573039              60,102
      INVESTORS BANK AND TRUST CO            583293             284,568
      INVESTORS BANK AND TRUST CO            595966             161,530
      INVESTORS BANK AND TRUST CO            598856              7,220
      INVESTORS BANK AND TRUST CO            601389              14,740
      INVESTORS BANK AND TRUST CO            911140              13,686
         JP MORGAN CHASE BANK                840186              92,624
         JP MORGAN CHASE BANK                555465              81,742
         JP MORGAN CHASE BANK                599123              13,651
         JP MORGAN CHASE BANK               BTC034IE             6,223
         JP MORGAN CHASE BANK               BTC045IE             52,085
         JP MORGAN CHASE BANK               BTGF01IE             2,172
         JP MORGAN CHASE BANK               BTGF04IE             59,095
         JP MORGAN CHASE BANK               BTGF07IE             10,586
         JP MORGAN CHASE BANK               BTKO01IE             55,525
         JP MORGAN CHASE BANK               BTSO04IE             51,012
         JP MORGAN CHASE BANK               BTSO05IE             8,085
         JP MORGAN CHASE BANK               BTSO11IE             20,000
         JP MORGAN CHASE BANK               BTSO24IE             5,297
         JP MORGAN CHASE BANK               BTSO28IE            210,508
         JP MORGAN CHASE BANK               BTSO33IE             3,105
    MITSUBISHI TRUST INTERNATIONAL          BNN018IE             2,662
     NORTHERN TRUST BANK-BGI SEPA            581610             109,067
     NORTHERN TRUST BANK-BGI SEPA            584069              46,017
             STATE STREET                   BNX012IE             8,334
    STATE STREET BANK & TRUST - US           713101             475,175
                 TOTAL                                         13,873,023


5.   Number of shares / amount of stock acquired

     13,873,023


6.   Percentage of issued class

     3.04%


7.   Number of shares / amount of stock disposed

     N/A


8.   Percentage of issued class

     N/A


9.   Class of security

     ORDINARY SHARES OF 25P


10.  Date of transaction

     8 October 2003


11.  Date company informed

     14 October 2003


12.  Total holding following this notification

     13,873,023


13.  Total percentage holding of issued class following this notification

     3.04%


14.  Any additional information

     N/A


15.  Name of contact and telephone number for queries

     MRS C MEYER - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification

     MR P N HUSSEY, COMPANY SECRETARY


     Date of notification

     14 OCTOBER 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 14, 2003                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman